Filed Pursuant to Rule 433
Registration Statement No. 333-238618
March 2, 2021

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces significant progress on debt management and reduction and the pricing of US$ 750 million notes offering and CAD$ 500 million medium term notes offering

Calgary, Alberta (March 2, 2021) – Suncor Energy Inc. (Suncor or the company) remains focused on maintaining the financial health and resiliency of the company. Consistent with its debt management and reduction strategy, Suncor announces the expected repayment of short-term commercial paper with the net proceeds from the issue of the Notes (as defined below), the early cancellation of the bi-lateral credit facilities that were entered into to ensure access to adequate financial resources in connection with the COVID-19 pandemic and the early repayment of debt maturities due later in 2021.

Suncor announces today that it has priced an offering of US$ 750 million in aggregate principal amount of senior unsecured notes due on March 4, 2051 (the “2051 US Notes”). The 2051 US Notes will have a coupon of 3.750%. Suncor also announces today that it priced CAD$ 500 million of senior unsecured Series 8 Medium Term Notes due on March 4, 2051 (the “2051 Canadian Notes” and, together with the “2051 US Notes”, the “Notes”). The 2051 Canadian Notes will have a coupon of 3.950%. Both offerings are expected to close on March 4, 2021, subject to customary closing conditions. Neither offering is contingent on the closing of the other offering.

Suncor intends to use the net proceeds from the sale of the Notes towards the repayment of commercial paper and for general corporate purposes. Pending any such use of the net proceeds, Suncor intends to invest the net proceeds in bank deposits and short-term marketable securities.

The 2051 US Notes are being offered pursuant to an effective shelf registration statement in the United States. BofA Securities, Inc. is acting as the lead book-running manager for the offering. A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting BofA Securities, Inc. by telephone at +1-800-294-1322; Citigroup Global Markets Inc. by telephone at +1-800-831-9146; Morgan Stanley & Co. LLC by telephone at +1-866-718-1649; or MUFG Securities Americas Inc. by telephone at +1-877-649-6848. Under the terms of the offering, the underwriters have agreed not to offer or sell any 2051 US Notes in Canada or to any resident of Canada.

The 2051 Canadian Notes are being offered through a syndicate of dealers led by CIBC World Markets Inc., RBC Dominion Securities Inc., and TD Securities Inc. under Suncor's short form base shelf prospectus dated May 29, 2020 and a related pricing supplement dated March 2, 2021.

Early cancellation of $2.8 billion of bi-lateral credit facilities

Suncor also announces that it has provided an early cancellation notice to its banking partners in relation to $2.8 billion in bi-lateral credit facilities. These credit facilities had a two year term and were entered into in March and April 2020 to ensure access to adequate financial resources should they be required due to the increased uncertainty at the outset of the COVID-19 pandemic. With an improving commodity price environment, these facilities are no longer required by Suncor and will be terminated effective March 5, 2021. There are no penalties associated with this early cancellation.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Early redemption of 2021 Maturities

In addition, Suncor announces that it has exercised the early redemption options on its outstanding US$220 million 9.40% senior unsecured notes (the "2021 US Notes") and CAD$750 million 3.10% Medium Term Notes (together with the 2021 US Notes, the "Redeemed 2021 Notes"), both due in 2021. Suncor delivered irrevocable notices of redemption to Computershare Trust Company of Canada and Bank of New York Mellon, as trustees (collectively, the "Trustees"), on February 26, 2021 and March 1, 2021, respectively. Notices of redemption have been sent to the registered holders of the Redeemed 2021 Notes by each of the Trustees. The redemption date of the Redeemed 2021 Notes is March 31, 2021 and the redemption price will be paid in accordance with the indentures governing the Redeemed 2021 Notes. This news release does not constitute a notice of redemption of the Redeemed 2021 Notes. Holders of the Redeemed 2021 Notes should refer to the notice of redemption delivered to the registered holders by the relevant Trustee.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Notes have not been approved or disapproved by any regulatory authority.

Legal Advisory – Forward-Looking Information

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include references to the offerings of the Notes, including the expected closing date thereof, the financial health and resiliency of the company, the anticipated redemption of the Redeemed 2021 Notes, the anticipated termination of the $2.8 billion of bi-lateral credit facilities, including Suncor's belief that with an improving commodity price environment these facilities are no longer required by Suncor, and the intended use of net proceeds of the offerings. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021 and its Form 40-F dated February 25, 2021 and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering of 2051 US Notes to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents Suncor has filed with the SEC for more complete information about Suncor and the offering of 2051 US Notes. You may obtain these documents for free by visiting www.sec.gov, or as indicated above.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

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Investor inquiries:

800-558-9071

invest@suncor.com